Exhibit 99.1

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Financial Statements

For The Three Month Period Ending

September 30, 2013

(Unaudited - Expressed In Canadian Dollars)

Notice to the Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accomplished by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The unaudited condensed interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Stands for the preparation of the condensed interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with standards established by the Canadian Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Financial Position

For The Three Month Period Ended September 30, 2013

(Unaudited - Expressed In Canadian Dollars)

	September 30, 2013	June 30, 2013
ASSETS
	$	$
Current Assets
Cash and Equivalents	476,504	619,296
Accounts Receivable (Note 4)	2,032	11,695
	478,536	630,991

Intellectual Property (Note 5)	476,000	170,000
Total Assets	954,536	800,991

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 6)	148,936	215,785
Short Term Loans (Note 8)	9,001	35,907
Promissory Notes – Current Portion (Note 9)	53,000	83,167
	210,937	334,859

Promissory Notes (Note 9)	29,444	29,444
	240,381	364,303

SHAREHOLDERS’ DEFICIT

Share Capital (Notes 10)	8,249,874	7,943,874
Share Capital – Share Subscriptions (Note 10)	800,000	800,000
Reserves (Notes 10)	3,430,594	3,308,794
Deficit	(11,766,313)	(11,615,980)
	714,155	(436,688)

Total Liabilities & Shareholders’ Deficit	954,536	800,991

*See accompanying notes to the consolidated financial statements

Going Concern (Note 1)

Approved and authorized on Behalf of the Board of Directors on November 19, 2013

“Eugene Beukman”

           “Jamie Lewin”

Eugene Beukman, Director

Jamie Lewin, Director

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Comprehensive Income / (Loss)

For The Three Month Periods Ended September 30, 2013 and 2012

(Expressed In Canadian Dollars)

	September 30, 2013	September 30, 2012

Revenues	$ -	$ -

Expenses

Filling Fees and Transfer Agent	5,558	4,978
Foreign exchange	3	-
Interest and Bank Charges	407	342
Legal and Audit	9,317	3,000
Management & Consulting Fees	19,982	15,848
Office and Miscellaneous	496	1,036
Product Registration & Development	1,937	1,200
Professional Fees	7,429	-
Stock based compensation	121,800
Travel	2,514	-
Total Expenses	169,443	26,404

Net Loss before Other Items	(169,443)	(26,404)

Other Items
Other Income	-	143
Net Gain on Liabilities Settled (Notes 11)	19,110	906,780
	19,108	906,923

Comprehensive Income/(Loss) for the Period	(150,333)	880,519

Basis Earnings/(Loss) Per Share	$ (0.01)	$ 0.12
Diluted Earnings/(Loss) Per Share	$ (0.01)	$ 0.12
Weighted Average of Shares Outstanding	21,849,952	7,263,265

*See accompanying notes to the consolidated financial statements

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Changes In Equity

For The Three Month Periods Ended September 30, 2013 and 2012

(Unaudited - Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688
Issued during year
For Cash	-	-	-	-	-	-	-
For Debt	-	-	-	-	-	-	-
For Assets (Note 10)	3,400,000	306,000	-	-	-	-	306,000
Share issue costs	-	-	-	-	-	-	-
Finder’s fees	-	-	-	-	-	-	-
Warrant in placement	-	-	-	-	-	-	-
Net comprehensive income	-	-	-	-	-	(150,333)	(150,333)
Stock based compensation	-	-	-	-	121,800	-	121,800

Balance Sept 30, 2013	25,017,075	8,249,874	800,000	1,668,180	1,762,414	(11,766,313)	714,155

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2012	6,599,680	7,933,288	-	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during year
For Cash		-	-	-	-	-	-
For Debt	11,257,395	147,800	-	-	-	-	147,800
For Assets	3,400,000	340,000	-	-	-	-	340,000
Share issue costs	-	-	-	-	-	-	-
Finder’s fees	-	-	-	-	-	-	-
Warrant in placement	-	-	-		-	-	-
Net comprehensive loss	-	-	-	-	-	880,518	880,518

Balance Sept 30, 2012	21,617,075	8,421,088	-	1,004,346	1,640,614	(11,018,894)	47,154

*See accompanying notes to the consolidated financial statements

Nuva Pharmaceuticals Inc.

Condensed Consolidated Interim Statements of Cash Flow

For The Three Month Periods Ended September 30, 2013 and 2012

(Expressed In Canadian Dollars)

	Sept 30, 2013	Sept 30,2012

Operating Activities:

Income/(Loss) and Comprehensive Income/(Loss)	(150,333)	880,519
Items Not Involving Cash
Settlement of Current Liabilities	(19,110)	(906,780)
Stock based compensation	121,800
	(47,643)	(26,261)

Changes in Non-Cash Working Capital Items
(Increase)/Decrease in Accounts Receivable	9,663	(2,865)
Increase in Accounts Payable and Accruals	(47,738)	16,388
	(38,075	13.523

Financing Activities:
Proceeds from Private Placement	-	-
Share Issue Costs	-	-
Short Term Loans	(26,906)	10,500
Promissory Notes	(30,167)
	(57,073	10,500

Increase/ (Decrease) in Cash	(142,791)	(2,238)

Cash, Beginning of Period	619,296	4,306
Cash, End of Period	476,404	2,068

Transactions Not Involving Cash

Shares for Debt Settlement	-	147,800
Shares for Assets (FerroHeme & Pedia Safe License)	306,000	170,000
Total	306,000	317,800

*See accompanying notes to the condensed financial statements

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

1.

NATURE OF OPERATIONS AND GOING CONCERN

Nuva Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)” as “NPH”.  The address of the Company’s corporate office and principal place of business is located at 615 - 800 W. Pender St, Vancouver, BC, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to an insider of the Company as discussed in more detail in Note 14(a).

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

These condensed consolidated interim financial  statements  have  been  prepared  on  the  basis  of  accounting  principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and operational obligations during the upcoming year-ended June 30, 2014.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. During the year-ended June 30, 2013, the Company was successful in raising $800,000 in private placements and has plans to raise additional capital in the subsequent year once cash reserves start to decrease.

In  the  event  that  cash  flow  from operations,  if  any,  together  with  the  proceeds  from any  future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Sept 30, 2013 $	June 30, 2013 $
Comprehensive Income/(Loss)	(150,333)	283,432
Deficit	(11,766,313)	(11,615,980)
Working capital/ Working capital deficiency	267,599	296,132

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

2.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as were applied in our most recent audited annual financial statements for the year ended June 30, 2013.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that these condensed interim financial statements be read in conjunction with the most recent audited annual financial statements of the Company for the year ended June 30, 2013.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements were authorized for issue on November 19, 2013 by the directors of the Company.

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and judgments

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future.  The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment.  Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable.  If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely.  Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset.  Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

iii)

 Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant.  The estimate of warrant valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants, risk free interest rate and dividend yield.

iv)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized. Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances (Note 1).

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change

The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates.  The Company is subject to assessments by tax authorities who may interpret the tax law differently.  Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income / (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Amortization

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The Company’s equipment, which consists of office equipment, is amortized at 30%.

Changes in significant accounting policies

The Company has not adopted new accounting policies since its recent year ended June 30, 2013. The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after January 1, 2013.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS

31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, provides   the guidance on the measurement of   fair value and related disclosures through a fair value hierarchy.

4.

ACCOUNTS RECEIVABLE

	Sept 30, 2013 $	Age (Days)	June 30, 2013 $	Age (Days)
Receivables	-	-	-	90+
Interest on Notes	-	-	-	90+
Value Added Tax (GST / HST)	2,031	> 30 to 90+	11,695	> 30
	2,031		11,695

For the period-ended September 30, 2013, the total balance of Accounts Receivable is made up of GST receivable. There is no issue with regards to collectability as it is an outstanding amount to be received from the Canada Revenue Agency.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

5.

INTELLECTUAL PROPERTY

	September 30, 2013 $	June 30, 2013 $
Pedia Safe License	170,000	170,000
FerroHeme	306,000	-
	476,000	170,000

On September 05, 2013, NUVA Pharmaceuticals Inc. announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of NUVA at a deemed price of $0.09 per share. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, NUVA Pharmaceuticals Inc. announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The License Agreement is effective for 99 years from the effective date of signing of the agreement. At this time, the Company has not commenced amortization of the intangible asset as the Company has plans to commence the sales operations in the subsequent year, now that it has raised appropriate financing, and as such, will commence amortization of the intangible asset in the subsequent year.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of Nuva (ALDA) at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

6.

PAYABLES AND ACCRUED LIABILITIES

(a)

	September 30, 2013 $	June 30, 2013 $
Accounts Payable	141,048	199,785
Accruals (Audit Fees)	7,887	16,000
	148,936	215,785

(b) Contingent Liabilities

Subsequent to year ended June 30, 2013, the Company received an invoice in an amount of $42,980 for office lease services dating back prior to June 30, 2012. The Company has provided for the additional invoice in the June 2013 year end even though it is the Company's position that there is no amount owing and intends to resolve in the subsequent year end. As at September 30, 2013 the situation has not changed.

7.

SPONSORSHIP LIABILITY

On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at a value of $0.05 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

7.

SPONSORSHIP LIABILITY (CONT’D)

Escrow Schedule:

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28,2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of September 30, 2013, there are 6,412,500 shares held in Escrow.

8.

SHORT TERM LOANS

	September 30, 2013 $	June 30, 2013 $
Canagen Pharmaceuticals	9,001	34,807
E3 Energy	-	1,100
	9,001	35,907

These loans do not bear interest and are due on demand.

9.

PROMISSORY NOTES

	September 30, 2013 $	June 30, 2013 $
Related Parties – Current	53,000	70,667
Non-related Parties	-	12,500
Promissory Notes - Current	53,000	83,167
Related Parties – Non-current	29,444	29,444
Total Promissory Notes	82,444	112,611

During the three month period ended September 30, 2013, the Company made the 2nd, 3rd and 4th of eighteen $5,889 payments to settle the promissory note owing to a former director. The Current Portion of remaining promissory notes to Related Parties is $53,000, with the remaining $29,444 due past 12 months from the year-end.

During the three month period ended September 30, 2013, the Company repaid a financial loan in the net amount of $12,500 from the third party.

During the year ended June 30, 2012, the Company received a further $29,000 from companies controlled by a director of the Company, bringing the total loan to the respective director to $106,000.  The Company and the director agreed to a debt settlement in which all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month, once the Company was able to raise financing of at least $250,000 after any finders fees were paid out.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

10.   SHAREHOLDERS’ EQUITY

a)    Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

During the three month period ended September 30, 2013, the company issued 3,400,000 shares for the acquisition of an asset, resulting in a total of 25,017,075 shares issued. At June 30, 2013 there were 21,617,075 shares issued and outstanding.

Private Placements

i)    On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement.  The fair value of the warrants issued as part of the private placement is $663,834.

ii)

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $56,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

Shares issued for debt

On September 7, 2012, the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share.  Of  these  shares,  10,687,500  were  are  subjected  to  resale  restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement (Note 8) which allows a scheduled release of shares from escrow over a three year period.

	June 30, 2013 $	Shares
COC Assignment Sept. 12, 2012	875,000	10,687,500
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600
	935,300	11,257,395

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

10.   SHAREHOLDERS’ EQUITY (CONT’D)

Shares issued for assets

On September 05, 2013, NUVA Pharmaceuticals Inc. the Company announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of NUVA at a deemed price of $0.09 per share. This transaction did not result in a change of control or in the creation of new insiders.

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

b)   Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The options can be granted for a maximum term of 5 years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time.   Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes is presented below:

	Three Months Ended September 30, 2013		Year Ended June 30, 2013
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	-	-	288,000	$3.20

Options issued	1,400,000	$0.10
Options canceled	-	-	(288,000)	$3.20

Ending Balance	1,400,000	$0.10	-	-

(i)

During the three month period ended September 30, 2013, a total of 1,400,000 options were issued to Directors and Consultants of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.087 each or $121,800 using the Black – Scholes method and the following parameters.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

10.   SHAREHOLDERS’ EQUITY (CONT’D)

September 30, 2013
Dividend yield	0%
Expected volatility	196%
Risk free interest rate	1.89%
Expected average term	5 years

(ii)

During the year ended June 30, 2013, options totaling 288,500 were cancelled due to the resignation of Directors of the Company.

c)

Warrants

The  Company  has  issued  warrants  entitling  the  holders  to  acquire  common  shares  of  the

Company. A summary of changes in unexercised warrants is presented below:

	Warrants @2.00 1	Warrants @ $2.00 2	Warrants @ $0.20 3	Warrants 4	Total
June 30, 2011	327,500	200,000	-	600,000	800,000

Expired	-	-	-	(600,000)	(600,000)
Issued	-	-	560,000	-	560,000

June 30, 2012	327,500	200,000	560,000	-	1,087,500

Expired	(327,500)	(200,000)	-	-	(527,500)
Issued	-	-	-	8,000,000	8,000,000
September 30 &June 30, 2013	-	-	560,000	8,000,000	8,560,000

(1) Exercisable at a price of $2.00 per warrant until September 7, 2012, granted pursuant to private placement.

(2)  Exercisable at a price of $2.00 per warrant until January 11, 2013, granted pursuant to private placement.

(3)  Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27,

2014, granted pursuant to a private placement.

(4)  Exercisable at a price of $0.30 per warrant until June 12, 2014 and at $0.40 until June 12,

2015, and at $0.50 until June 12, 2016, granted pursuant to a private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	June 30, 2013	June 30, 2012
Dividend yield	0%	0%
Expected volatility	128%	264%
Risk free interest rate	1.08%	1.69%
Expected average term	3 years	2 years

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

10.   SHAREHOLDERS’ EQUITY (CONT’D)

d)   Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount remains in the warrant reserve.

	September 30, 2013	June 30, 2013
Beginning Balance	$ 1,668,180	$ 1,004,346
Private Placement	-	663,834
Ending Balance	1,668,180	1,668,180

•

On September 7, 2012 327,500 warrants having a value of $57,581 expired.

•

On January 12, 2013 200,000 warrants expired having a value of $18,676 expired

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the reserve.

	September 30, 2013	June 30, 2013
Beginning Balance	$ 1,640,614	$ 1,640,614
Options Granted	121,800	-
Options Exercised	-	-
Ending Balance	1,762,414	$ 1,640,614

11.  SETTLEMENTS

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,728 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at June 30, 2013. During the three month period ended September 30, 2013, the Company settled and paid the debt for $6,001, resulting in a debt settlement gain of $3,728.

During the same period the Company settled and paid an additional $44,136 of accounts payable for $28,754, resulting in a debt settlement gain of $15,382.

12.  RELATED PARTY TRANSACTIONS

a)   During the three month period ended September 30, 2013, the Company was invoiced for management/consulting fees of $19,982 (September 30, 2012 - $15,848)

b)   During the three month period ended September 30, 2013, the Company paid $ 6,195 (2012 - $nil) for accounting fees to a company owned by the CFO.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

13. CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and cash equivalents in the definition of capital, which totaled $1,190,659 (June 2013 – $194,303). The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations.  The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

14.   SEGMENTED INFORMATION

The Company’s assets are all located and have occurred all in Canada.

15.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)    Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits. The Company’s cash and equivalents are held through a large Canadian financial institution. Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

15.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

b)   Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2013, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $148,936, Promissory Notes valuing $53,000, as well as short-term loans of $9,001, which have a maturity of less than one year.

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)   Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)   Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of  changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

d)   Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii)  The fair value of notes payable approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

15.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

	Fair Value at September 30, 2013
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	476,504	-	-
Accounts receivable	2,032	-	-

Financial Liabilities
Accounts payable and accrued liabilities	148,936	-	-
Short Term Loans	9,001	-	-
Promissory notes	82,444	-	-

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

16.   INCOME TAXES

The Company has non capital loss carry forwards of approximately $9,233,129 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2014	111,545
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,485
2033	236,245
TOTAL	9,233,129

Nuva Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For The Three Month Periods Ended September 30, 2013 and 2012

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

***